FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * MacIntosh Justin M. (Last) (First) (Middle) 3400 West 66th Street (Street) Edina MN 55435 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol CorVu Corporation (CRVU) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) February 28, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X   Director

      10% Owner

  X   Officer (give title below)

      Other (specify below)

President and CEO

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Common Stock	2/28/03		P		7,000	A	$0.52	53,787*	I	By Spouse’s Company
Common Stock								196,957*	I	By Spouse
Common Stock								716,011	D
Common Stock								7,541,733	I	By Trust

* Reporting person disclaims beneficial ownership of these securities.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                                                                                                    (Over)

 * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$2.67	Previously Reported						6/26/98	6/25/05	Common Stock	56,250	None	56,250	D
Employee Stock Option (Right to Buy)	$1.33	Previously Reported						(1)	6/30/06	Common Stock	675,000	None	675,000	D
Employee Stock Option (Right to Buy)	$2.53	Previously Reported						7/12/99	7/11/06	Common Stock	168,750	None	168,750	D
Employee Stock Option (Right to Buy)	$0.20	Previously Reported						(1)	2/9/08	Common Stock	40,000	None	40,000	D

Explanation of Responses: (1) Exercisable in annual increments of 1/3 of the total number of shares, commencing on the date of grant.

/s/ David C. Carlson Justin M. MacIntosh	February 28, 2003 Date

By: David C. Carlson, Attorney-in-Fact ** Signature of Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002